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FOR RELEASE JULY 11, 2001
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NEWS RELEASE

Contact:                                    ALLEN & CARON INC
              Jane Creber (Investors);      Mike Mason (Investors)
              Len Hall (Media)              212-691-8087
              949-474-4300                  michaelm@allencaron.com
              jane@allencaron.com
              len@allencaron.com

              A.C.L.N. LIMITED
              Christian Payne
              310-551-0062
              christian@aclnltd.com

          A.C.L.N. LIMITED TO LIST ON THE NEW YORK STOCK EXCHANGE

LOS ANGELES, CA (JULY 11, 2001) - A.C.L.N. Limited (Nasdaq NM: ACLNF), a global leader in the distribution and logistics of new and pre-owned automobiles, today announced plans to list on the New York Stock Exchange (NYSE). The listing is expected to occur on July 18, 2001, and the Company's common shares will trade under the ticker symbol "ASW." The Company's officers will be in New York City for the opening day, and will be talking to the investment community and the media that week.

A.C.L.N. Limited was founded in 1978, is headquartered in Cyprus, and has had compound annual growth rates in revenue and profit of approximately 50% and 60% respectively for the last four years. The Company shipped 36,439 new and used vehicles in the first quarter of 2001, up 122% year over year, and earned $0.93 cents per diluted share, up 50% compared to $0.62 per diluted share in the first quarter of 2000.

C.E.O. Aldo Labiad commented, "We are a very rapidly growing Company, and the listing on the New York Stock Exchange is an important development for us. The NYSE will our enhance visibility as we achieve new milestones, and as we continue to expand our ports of destination."

ABOUT A C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

For investor relations information, visit the A.C.L.N. pages in the "Client" section of the Allen & Caron Inc web site at www.allencaron.com

This news release containsforward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historicalfact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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